Exhibit (a)(1)(I)

FORM OF CONFIRMATION OF PARTICIPATION IN THE EXCHANGE OFFER

Your Stock Option Exchange Program election has been recorded as follows.

Eligible Stock Options					New Stock Options
Grant ID Number	Grant Date	Exercise Price	Number of Outstanding Shares Underlying Your Eligible Stock Option	Exchange Ratio	Number of Shares Underlying Your New Stock Option	Election

We strongly encourage you to print this email and keep it for your records.

If you elected “Yes” with respect to an eligible stock option, your election means you accept the new stock option in exchange for the eligible stock option. We anticipate that eligible stock options you elect to exchange will be canceled effective October 1, 2010. You will receive additional information about the new stock option, including the exercise price, as soon as practicable after the option is granted, which is expected to be promptly after the end of the program.

If you elected “No” with respect to an eligible stock option, your election means you decline the new stock option in exchange for the eligible stock option. Eligible stock options you do not elect to exchange will not be canceled and will remain subject to their present terms.

If the above is not your intent, you may log back into the Stock Option Exchange Program website at https://formfactor.equitybenefits.com to change your election before 9 p.m. Pacific time on September 30, 2010.

If you have questions about the program or this confirmation notice, please contact option_exchange@formfactor.com.